November 5, 2024

Mark Blick
Chief Executive Officer and Director
Diginex Ltd
Smart-Space Fintech 2, Room 3
Unit 401-404 Core C
Cyberport, Telegraph Bay
Hong Kong

       Re: Diginex Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed on October 21, 2024
           File No. 333-282027
Dear Mark Blick:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2024 letter.

Amendment No. 2 to the Form F-1 filed October 21, 2024
Corporate History, page 32

1. We note your responses to prior comments 1 and 2 as well as your revised disclosures on pages 34 and 36. Please refer to Article 11 of Regulation S-X and revise as follows:
           Present the pro forma financial statements in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results.
           Clarify that the pro forma financial statements do not give effect to the offering itself and include cross-references to where you have provided adjusted pro forma information that gives effect to the offering.
 November 5, 2024
Page 2

             To the extent that a single line item is impacted by multiple adjustments, please ensure that the "notes" column includes a reference to the applicable adjustment number described. For example, it appears that your stockholders' equity line item was impacted by multiple adjustments but there are no footnote references to that effect.
             Since it appears that the conversion of outstanding securities and other changes in capitalization after March 31, 2024 would materially affect EPS (excluding effects of the offering), both pro forma EPS and weighted averages shares outstanding for the latest year should also be presented.
             Ensure that the referenced notes provide sufficient detail to clearly explain the assumptions involved (for example, the number of shares that notes were converted into).
Financial Statements
27. Subsequent Events, page F-42

2. We note your response to prior comment 3. While you provided us with a description of the valuation methods and key assumptions used to determine the fair value of employee share options issued on July 31, 2024, your response did not address the options issued in August 2024. Please provide us with the requested information for those options (and any subsequent share or option issuances). As a related matter, please also revise to disclose the number of options issued on August 21, 2024 (and any subsequent share or option issuances). If necessary, please also revise your disclosures on page F-42 (and elsewhere) about the total amount of compensation expense that will be recorded if the board of directors chooses to accelerate the vesting of options upon completion of the offering.
       Please contact Lisa Haynes Etheredge at 202-551-3424 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   James A. Prestiano, Esq.